K&L GATES LLP
One Lincoln Street
Boston, Massachusetts 02111

August 6, 2010

Michael S. Caccese
617.261.3133
Fax:  617.261.3175
michael.caccese@klgates.com

VIA EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mary A. Cole, Esq.

RE:           Man Long Short Fund
File Nos.:  333-167629; 811-22430

Dear Ms. Cole:

We have received the Staff’s comments on the registration statement filed on Form N-2 on June 18, 2010 (the “Registration Statement”) for Man Long Short Fund (“Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated July 15, 2010.  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund, after filing its required seed audit financial statements in a pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, by August 31, 2010.  The Fund will in connection therewith make the requested representations and file the necessary acceleration requests.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Comment: Risk Factors, Page 14

1.	Bullet point 17 should be revised to clarify that it is not the Fund that pays fees to the manager; the hedge funds pay these fees.

Response:  The requested clarifying revisions have been made.

Comment: Risk Factors, Page 15

2.	Bullet point 8 (“Each Hedge Fund Manager generally charges the Fund an asset-based fee…”) seems to be a typo. It repeats the beginning of the previous bullet point.

Response: The requested change has been made and the repeated point deleted.

Comment: Indemnification of Hedge Funds and Hedge Fund Managers, Page 23

3.
Explain supplementally why it is appropriate for the Fund to agree to indemnify certain hedge funds and their advisers. Explain whether this indemnification arrangement is typical in the fund of hedge funds context. In your response provide an analysis of how such an indemnification arrangement would work given the risks identified under the heading “Litigation and Enforcement Risk” on page 28.

Response:  The Fund discloses that it may agree to indemnify certain of the Hedge Funds and Hedge Fund Managers in certain circumstances. Such circumstances principally relate to private placement requirements in the event that the Fund as an investor in the Hedge Fund was to cause a violation by the Hedge Fund of such private placement requirements through sale or transfer of interests in the Hedge Fund. Such indemnification is routine in private placements and appropriate.  In addition, the Fund, as an investor, may agree that the Hedge Fund may indemnify the Hedge Fund Manager out of Hedge Fund assets under certain circumstances. The Fund does not agree, however, to indemnify a Hedge Fund or Hedge Fund Manager in the event of misconduct by such Hedge Fund or Hedge Fund Manager.  Investors in mutual funds as well as Hedge Funds and other collective investment vehicles typically agree to such indemnification of advisers to the investment vehicles, which excludes indemnity in the case of misconduct.

The Litigation and Enforcement Risk disclosure that the Fund makes on page 28 discloses a separate risk - the risk that actions taken by Hedge Funds in which the Fund invests could possibly lead to legal actions against the Hedge Fund and thus losses on the investment by the Fund in the Hedge Fund.  As a secondary matter, the disclosure addresses the risk that certain Hedge Funds may take an activist investment stance, increasing the chance of litigation, which could conceivably extend to encompass Hedge Fund investors such as the Fund.  The Fund considers this risk relatively remote.  In light of the purposes of the risk factor, the disclosure has been re-ordered to focus the disclosure on the risk of loss by the Fund in the event a Hedge Fund engages in misconduct and suffers losses. The lesser risk, that the Fund itself could be involved in litigation, now follows the main risk addressed in the section.

Comment: Managed Accounts, Page 32

4.
Disclose the 1940 Act restrictions that apply to Fund investments in Managed Accounts. In addition, in your response advise the staff whether the co-investments in Managed Accounts contemplated between the Fund and adviser-affiliated investors would require SEC exemptive relief and, if not, why not.

Response:  The Fund will add the statement “in the future” to clarify the disclosure about possible investment in Managed Accounts as described.  The Fund discloses that, “to the extent permissible under the Investment Company Act of 1940 (“1940 Act”),” it may invest in Managed Accounts.  Section 17(d) of the 1940 Act limits certain “joint arrangements” and may prevent the investments described. This disclosure is intended to highlight the fact that the Fund may in the future invest in the same Managed Accounts in which certain affiliates of the adviser also may invest.  Such investment would be limited by the adviser and its affiliates, so that the Fund and its affiliates will not contravene guidelines set out in current Securities and Exchange Commission (“SEC” or “Commission”) guidance relating to such transactions.  The Fund would discuss with the Staff any future proposed investments beyond current SEC guidelines prior to making any such investments, and may seek no-action or exemptive relief at that time.

Comment: Adviser’s Past Performance, Appendix

5.
The disclosure states that the appendix presents past performance portfolio information for a fund that the Fund’s adviser manages “through participating affiliate arrangements…”  In your response please explain the nature of the referenced affiliate arrangements. In addition, please explain why it is appropriate to break out the geographic performance of the adviser’s private accounts. Analyze this presentation under the relevant staff no-action letters.

Response:  A.  The Staff has permitted affiliates of a registered investment adviser to provide investment advice for use in advising U.S. clients through the investment adviser registered with the SEC, without themselves registering with the SEC, so long as the affiliates (“Participating Affiliates”) are part of a contractual arrangement that follows the guidance set out by the SEC in a series of no-action letters.1  Such arrangements must meet certain entity, staffing, informational access and SEC-transparency requirements set

1
See Uniao de Banco de Brasileiros S.A., SEC Staff Letter (July 28, 1992); Mercury Asset Management plc, SEC Staff Letter (Apr. 6, 1993); Kleinwort Benson Investment Management Limited, et al., SEC Staff Letter (Dec. 15, 1993); Murray Johnstone Holdings Limited, et al., SEC Staff Letter (Oct. 7, 1994); ABN AMRO Bank N.V., et al., SEC Staff Letter (July 1, 1997); and Royal Bank of Canada, et al., SEC Staff Letter (June 3, 1998).

forth in the Staff guidance.  The Fund’s adviser utilizes a Participating Affiliate arrangement, which has been constructed in accordance with the SEC Staff’s requirements for such arrangements.  Further details with respect to the Participating Affiliates arrangement are disclosed in the Management of the Fund – The Investment Adviser section of the prospectus on page 36.

B.  The Appendix discloses the performance of the sole portfolio managed by the Adviser through the Participating Affiliates arrangement.  The performance information presented is consistent with the SEC Staff guidance set forth in Growth Stock Outlook Trust, Inc. (pub. avail. April 15, 1986) and Nicholas Applegate Mutual Funds (pub. avail. Aug. 6, 1996), which permitted a closed end investment company to include in its prospectus information about the performance of its adviser’s private accounts, as long as certain conditions were met.  Specifically, the SEC required that, among other conditions, any such performance be for all of the adviser’s accounts managed with investment objectives, policies and strategies substantially similar to those used with respect to the fund.2  The Adviser, through its Participating Affiliate arrangement, will manage the Fund in a substantially similar manner as the portfolio, with a substantially similar investment strategy as the portfolio, using substantially the same personnel.

Additionally, the Fund will manage the Fund’s investments, as set forth in the prospectus, with geographic asset allocation bands for four geographical areas:  the U.S., Europe, Asia and emerging markets (each a “Geographic Sleeve Portfolio”).  The Geographic Sleeve Portfolios are relevant to the investors of the Fund because the Fund intends to launch investment operations with an initial portfolio allocated across 28 long-short Hedge Fund Managers in Geographic Sleeve Portfolios with the same allocation bands as indicated in the prospectus appendix.  Therefore, the Geographic Sleeve Portfolios shown in the prospectus appendix provide additional relevant information about the Fund’s portfolio management, anticipated Hedge Fund Manager geographic allocation and the geographical breakdown of anticipated investments.

Statement of Additional Information

Comment: Financial Statements, Page 23

6.
The disclosure states that the financial statements for the Fund are not yet available but will be filed with the Commission in the Fund’s annual and semi-annual reports.  However, Part C of the registration statement indicates that the Fund’s financial statements are included in the filing.  Please advise the staff of the Fund’s intent with

2
Additionally, the SEC required that the relative size of the fund and the private accounts are sufficiently comparable to be considered relevant to potential fund investors; and there be sufficient disclosure that the performance information relates to the adviser’s management of private accounts and that the information should not be construed as indicative of the fund’s future performance.  The anticipated size of the Fund and private accounts will be sufficiently comparable to be considered relevant to potential fund investors. The Appendix also expressly discloses the nature of the private account and the fact that the information is not indicative of the Fund’s future performance.

respect to its financial statements.

Response:  The financial statements to appear in Part C reflect that the Fund will conduct a seed audit and that the Fund will include the audited financial statements from such audit in its final pre-effective amendment prior to effectiveness. Following commencement of operations, the Fund’s audited annual financial statements will be filed with the Commission in the Fund’s annual reports and the Fund’s unaudited semi-annual financial statements will be filed with the Commission in its semi-annual reports.

GENERAL COMMENTS

7.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

8.	When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

9.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.  Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing.  As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

10.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Responses:  Registrants note the Staff’s comments. The Fund does not expect to omit information from the form of prospectus included with the registration statements that are declared effective, other than the date of the final prospectus, which itself is dependent on the date of effectiveness.  The Fund is not submitting an exemptive application or no-action request in connection with its registration statement. The Fund is filing a pre-effective amendment reflecting the responses to the Comments in conjunction with this response.

*           *           *

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3133, or George Zornada at (617)261-3231.

Very truly,

/s/ Michael S. Caccese
Michael S. Caccese